SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐         No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)
By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  October 3rd, 2011

FOR IMMEDIATE RELEASE

TOP-TIER NETWORKING GIANT TO
STANDARDIZE ON SILICOM’S SETAC
TO ACHIEVE HIGH-QUALITY MODULAR
FRONT-END CONNECTIVITY IN ITS NETWORK
APPLIANCES

– Customer’s Purchases of SETAC Kits Expected to Ramp Up to ~$1M Per Year –
– In Discussion: Use of SETAC Kits & SETAC Modules in Additional Next Generation
Appliances –

KFAR SAVA, Israel— October 3, 2011, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that one of the world’s largest networking companies, has standardized on the use of Silicom’s SETAC SErver To Appliance Converter kits in some of its network appliance product lines. Based on the customer’s initial guidance, Silicom expects related sales of SETAC kits (excluding SETAC modules) to ramp up to approximately $1 million per year.

This customer, which has been using a variety of other Silicom solutions for several years, has also been offering modular front-end connectivity in its appliances based on a customized proprietary motherboard. Lately, the customer decided to move towards a more standard solution based on the utilization of a standard branded motherboard, a key underlying element in the SETAC concept. After evaluating several possible options, the customer standardized on the SETAC kit as the only solution that delivered modular front connectivity while still meeting its high quality standards.

“We are very excited to initiate volume sales of our exciting SETAC products to this premier networking leader,” commented Shaike Orbach, Silicom’s President and CEO. “The sheer size of this company, combined with the fact that they will now be using SETAC, means that the relationship offers us almost unlimited potential for sales growth over time; in fact, they are already considering the use of new SETAC modules in their next-generation appliances and in some existing products. Equally important, as an industry trend-setter, this customer’s standardization on our technology and SETAC concept is a groundbreaking achievement that positions us for additional new sales opportunities.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com